UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the period of July 14, 2011 to August 2, 2011

Commission File Number 0-30306

Platinum Group Metals Ltd.
(Translation of registrant's name into English)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	[ ]	Form 40-F	[X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [  ]           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 11, 2011.

Platinum Group Metals Ltd.

Date: August 2, 2011	By: /s/ R. Michael Jones R. Michael Jones Director & CEO

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated August 2, 2011
99.2	News Release dated August 2, 2011
99.3	Material Change Report dated August 2, 2011